May 2017

FIESTA RESTAURANT GROUP

Poor Corporate Governance led by

an Unengaged & Entrenched Board





DISCLAIMER

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by JCP Investment Management, LLC or any other participant in its solicitation (collectively, "JCP") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of JCP, and are based on publicly available information with respect to Fiesta Restaurant Group, Inc. (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

JCP has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among JCP and any third party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

JCP shall not be responsible or have any liability for any misinformation contained in any third party SEC filing or third party report relied upon in good faith by JCP that is incorporated into this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which JCP believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

JCP reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. JCP disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

TABLE OF CONTENTS

1. Executive Summary

WHY CHANGE IS WARRANTED

Significant VALUE DESTRUCTION and CHRONIC UNDERPERFORMANCE At Fiesta Restaurant Group, Inc. ("Fiesta", "FRGI" or the "Company") and its brands

1. **ABYSMAL TOTAL SHAREHOLDER RETURNS**

   Fiesta's 1, 2 and 3 year Total Shareholder Returns are negative, whereas the Russell 2000 Restaurant Index, the Average of Most Similar Competitors and the 2016 FRGI Proxy Group have performed materially better.

2. **POOR CORPORATE GOVERNANCE / TROUBLING CONFLICTS OF INTEREST**

   Executives and directors affiliated with Jefferies maintain a significant influence over Fiesta's Board of Directors (the "Board") with 3 Board seats, despite Jefferies selling its entire position after previously owning 28.3% of Fiesta. The Jefferies affiliates interests do not appear to align with those of the Fiesta shareholders. In addition, the Board structure does not adhere to "best-in-practice" standards, most glaringly the existence of a staggered Board.

3. **POOR CAPITAL ALLOCATION**

   With the Board's approval, Fiesta spent more than $70 million with Pollo Tropical entering Texas with a lack of strong diligence and a poor execution plan. In addition, management was not held accountable with regards to Capex, G&A and Advertising, as is evident in the subsequent lack of operating leverage.

4. **WEAK OPERATING PERFORMANCE**

   Pollo Tropical EBITDA margins have been declining since 2011 and new store Average Unit Volumes have been unsatisfactory. The Board lacked a sense of urgency in recognizing these shortcomings. The Taco Cabana brand was ignored while management focused on the ill-fated Pollo Tropical expansion.

5. **LACK OF A STRATEGIC PLAN FOR TACO CABANA WHILE EXPERIECING INCREASING OPERATING EXPENSES**

   The Company's strategic plan for Taco Cabana has been in flux with a potential tax-free distribution of the Taco Cabana business announced in February 2016 only to be quickly reversed six months later. Taco Cabana had anemic store growth from 158 stores in 2011 to 166 stores at the end of 2016. The Board has overseen this plan and should have recognized that a company targeting "20% EPS Growth" should focus on Taco Cabana as well.

6. **BOARD LACKS MANAGEMENT JUDGEMENT AND IS UNENGAGED**

   The Board has generally been unengaged in monitoring Fiesta and even now only offers broad details on a turnaround. JCP nominees will monitor the new CEO and management team and ensure that a precise operating turn-around plan is achieved.

UNDERPERFORMING TOTAL SHAREHOLDER RETURN

Fiesta has produced NEGATIVE RETURNS for the last 3 years.

	Share Price Performance [1]			
	1-Year	**2-Year**	**3-Year**	**5-Year**
Buffalo Wild Wings Inc	11%	-3%	9%	85%
Popeyes Louisiana Kitchen Inc	52%	40%	116%	350%
Panera Bread Co	51%	68%	104%	119%
El Pollo Loco Holdings Inc	28%	-39%	-	-
Average of Most Similar Competitors (2)	36%	16%	76%	185%
Russell 2000 Restaurants Index	15%	4%	34%	117%
2016 FRGI Proxy Group (3)	11%	0%	27%	143%
Fiesta Restaurant Group Inc	**-3%**	**-53%**	**-37%**	**98%**
Underperformance vs. Average of Most Similar Competitors	**-38%**	**-69%**	**-113%**	**-86%**
Underperformance vs. Russell 2000 Restaurants Index	**-18%**	**-57%**	**-71%**	**-19%**
Underperformance vs. 2016 FRGI Proxy Group	**-13%**	**-53%**	**-64%**	**-45%**

Source: Bloomberg as of May 19, 2017.

1. Figures are adjusted for dividends

2. BWLD, PLKI, PNRA, LOCO.   PNRA's acquisition by JAB Holdings announced April 5, 2017.

3. Used 2016 Proxy Group as FRGI eliminated the Proxy Group in 2017.

PROBLEM NO. 1

Fiesta Underperforms the Peer Group Selected by the Board

Fiesta has consistently lagged its comparable companies with regards to Total Shareholder Return



1 Year Total Return
RRGB 53%
PLKI 52%
PNRA 51%
LOCO 28%
CAKE 24%
CBRL 15%
TXRH 13%
BWLD 11%
BJRI 10%
KKD 0%
FRGI -3%
CHUY -10%
PBPB -16%
BBRG -31%
NDLS -50%
-100% -50% 0% 50% 100%
2 Year Total Return
PNRA 68%
TXRH 42%
PLKI 40%
CBRL 26%
KKD 21%
CAKE 16%
CHUY 4%
BJRI 1%
BWLD -3%
RRGB -16%
PBPB -23%
LOCO -39%
FRGI -53%
BBRG -68%
NDLS -69%
-100% -50% 0% 50% 100%
3 Year Total Return
PLKI 116%
TXRH 112%
PNRA 104%
CBRL 87%
BJRI 60%
CAKE 40%
KKD 18%
BWLD 9%
RRGB 2%
CHUY -10%
PBPB -30%
FRGI -37%
BBRG -70%
NDLS -85%
-100% 0% 100% 200%
5 Year Total Return
PLKI 350%
KKD 249%
CBRL 240%
TXRH 212%
RRGB 139%
PNRA 119%
CAKE 106%
FRGI 98%
BWLD 85%
BJRI 8%
BBRG -74%
-200% 0% 200% 400%

Source: Bloomberg as of May 19, 2017.

Fiesta's Governance Structure Insulates and Entrenches the Incumbents

✗   <u>Classified Board</u> with 3 year terms

✗   No action by <u>written consent</u>

✗   Shareholders cannot call <u>special meetings</u>

✗   <u>Supermajority voting</u> requirement to amend organizational documents [1]

✗   Directors may only be removed for cause by <u>supermajority vote</u>

Fiesta's corporate governance structure falls short of many governance experts' best practices

(1) All Bylaw provisions and shareholder unfriendly Charter provisions.

Jefferies Maintains Outsized Influence Over the Board

Why is 1/3 of the Board affiliated with Jefferies after it sold and distributed all of its shares?

Up for re-election this year

Brian Friedman	**Chairman of Jefferies LLC, President of Jefferies Capital Partners LLC, President and director of Leucadia**
Barry Alperin	**Director of Jefferies Group LLC**

Nicholas Daraviras	**Managing Director of Leucadia, former Managing Director of Jefferies Capital Partners; 2018 re-election**

Jefferies has been issuing research reports on FRGI since 2013

JCP'S NOMINEES HAVE NO SUCH CONFLICTS OF INTERESTS

Stock Down more than 37% over 3 Years[1]

(1) Calculated as of May 19, 2017.

Potential Conflicts of Interests

Jefferies affiliate directors – BRIAN FRIEDMAN AND BARRY ALPERIN appear to have represented Jefferies and its parent, Leucadia National Corporation ("Leucadia"), in opportunistically buying and selling Fiesta stock

August 2011, Senior Notes
Jefferies Lead Manager

March 2013, Equity Offering
Jefferies Lead Manager

May 2013: Jefferies Starts Research Coverage of FRGI

Nov. 2013, Equity Offering
Jefferies Lead Manager

May 2017: Jefferies Ends Research Coverage of FRGI

May 2012
Spin off occurs at $12.50; Jefferies receives ~28% of the Company



September 2013
Jefferies sells last of its shares at approx. ~$35.50



2014 – 2016
The Company spends $194 million on new store development, nearly 3x the amount in the prior 3 years; CEO exits, Taco Cabana President exits



Beginning of 2017
- 3 years, 37% decline in stock price
- Massive Store Closures

March 2017 – Leucadia purchases 3.7% of Fiesta at ~$20.50 a share.

Poor Capital Allocation at Both Brands

Fiesta has spent $330 million in capital expenditures (more than half its current market capitalization) over the past 5 years, producing less than 9% return on capital during the period



These capital expenditures have neither increased traffic to the stores nor resulted in new stores with acceptable average unit volumes

- **Pollo Tropical Average Unit Volumes are lower today than in 2012, even with a 13% increase in average check**

- **Taco Cabana Average Unit Volumes would be lower today if it weren't for a nearly 11% increase in average check**



Source: SEC Filings.

Poor Operating Performance At Pollo Tropical

Operating performance has been troubling at Pollo Tropical

DECLINING EBITDA MARGINS	EBITDA Margins have been declining at Pollo Tropical, hurting the Company's ability to generate higher free cash flow
HIGH RENT	Rent expense has increased materially as Pollo Tropical signed expensive leases and failed to deliver on average unit volume goals
INCREASING OPERATING EXPENSES	Restaurant operating expenses on a per store basis increased as well, further eroding margins



Pollo Tropical EBITDA Margins

- 2011: 17.0%
- 2012: 16.8%
- 2013: 16.8%
- 2014: 17.1%
- 2015: 16.2%
- 2016: 13.8%

Source: SEC Filings.

PROBLEM NO. 4 continued...

Troubling Traffic Declines at Both Brands

Traffic has fallen dramatically over the last two years

POOR SAME STORE SALES

Pollo Tropical SSS have performed worse than Taco Cabana given the ill-fated expansion into new markets

TACO CABANA BRAND IGNORED

While Taco Cabana trends have not been as bad recently, the traffic was flat to down over many years as the brand was neglected as compared to Pollo Tropical



10.0%
5.0%
0.0%
-5.0%
-10.0%
2012 Q2
2012 Q3
2012 Q4
2013 Q1
2013 Q2
2013 Q3
2013 Q4
2014 Q1
2014 Q2
2014 Q3
2014 Q4
2015 Q1
2015 Q2
2015 Q3
2015 Q4
2016 Q1
2016 Q2
2016 Q3
2016 Q4
2017 Q1
Taco Cabana Traffic
Pollo Tropical Traffic

Source: SEC Filings.

PROBLEM NO. 4 **continued…**

"PARADISE LOST" – CAPITAL DESTROYED

In Houston, at the corner of Voss and Westheimer, a store closed approximately 4 weeks ago. Fiesta has announced that 30 stores will close.

"I would say that, overall, the new restaurants in Texas continue to perform very, very well. There is new geographies that we're going into, so they might be one-off."
Q2 2014, former CEO Tim Taft

"It's vitally important to know, however, that lower sales is not the result of brand rejection" *Q2 2016, former CEO Tim Taft*

April 24, 2017: Company announces closure of 30 Pollo Tropicals


Pollo Tropical


ORDER HERE


Pollo Tropical
THANKS FOR VISITING OUR RESTAURANT.
We really appreciate our loyal guests and it has been our pleasure serving you. Unfortunately, we've made the hard decision to close this location. We hope you will visit us at one of our other Houston locations:
PEARLAND:
BROADWAY & KIRBY
HOUSTON:
ELDRIDGE & WESTHEIMER
We hope to see you soon!

Uncertainty with Taco Cabana

Company lacks a strategic plan for Taco Cabana

February 24th, 2016, Fiesta announces it is going to spin off Taco Cabana	*"In addition, the Company announced that as the next step in its long-term strategy, it intends to separate the Pollo Tropical and Taco Cabana businesses in 2017 or 2018 through a tax-efficient distribution of 100% of Taco Cabana's stock to Fiesta shareholders and rename Fiesta as Pollo Tropical. To facilitate this, the Company expects to build two fully independent management teams and gradually invest in corporate infrastructures. At the same time, the Company intends to continue to focus on executing its business plan, including building scale in its new Pollo Tropical markets to reach media efficiency as quickly as possible, thereby driving brand awareness and higher sales volumes, and beginning to accelerate new restaurant development at Taco Cabana."*
August 25, 2016, Fiesta announces it is not going to spin off Taco Cabana	*"Mindful of Fiesta's relatively low tax basis in Taco Cabana of approximately $60 million (as of year-end 2015), a tax-free spin-off may remain a viable route to maximizing shareholder value, however, the Board intends to reconsider fully Fiesta's options, including the possible continued ownership of Taco Cabana."*
Employees start to exit	"Todd Coerver, Chief Operating Officer and Vice President of Taco Cabana, has resigned from the Company, effective October 20, 2016."

Source: SEC Filings.

Out of Control Operating Expenses at Taco Cabana

Expenses at Taco Cabana are increasing

NO ECONOMIES OF SCALE	Typically as the store base grows, the company should be able to get leverage from increased size with suppliers
INCREASING OPERATING EXPENSES	As an example, other expenses on a per store basis at Taco Cabana have risen even when the store base was growing and traffic was declining
WHAT HAS THE BOARD DONE?	Good question – it appears the Board sat by idly as execution slipped for years



Other Operating Expenses per Taco Cabana Store

Source: SEC Filings.

The Unengaged Board

Lofty aspirations and a lack of execution and accountability

- "…In addition, we continue to refine our restaurant prototype and service model, which will help us lower our cost of equity into new markets." *Q2 2012, Tim Taft* ➡️ **UNSUCCESSFUL**

- "…We continued to pursue international franchise development as a long term growth strategy." *Q2 2012, Tim Taft* ➡️ **UNSUCCESSFUL**

- "Well, first of all, we are currently looking to move Taco east and Pollo West and we're currently looking at property in all markets in between." *Q3 2012, Tim Taft* ➡️ **UNSUCCESSFUL**

- "Our objective is to grow EPS in excess of 20% annually by expanding our revenue base through development, sustainable comparable restaurant sales growth and ensuring the strides we make on the top line are captured on the bottom line through leverage and economies of scale." *Q1 2013, Tim Taft* ➡️ **UNSUCCESSFUL**

LACK OF ACCOUNTABILITY

Source: Earnings transcripts.

The Unengaged Board

Where was the oversight?

"As I said on our last call, our direction will be to cluster Pollo Tropical in DMA's like Dallas, Houston and Austin until we achieve media efficiency" *Q2 2013, former CEO Tim Taft*

An actively engaged Board with the proper qualifications would never have allowed this!

"On behalf of Fiesta's Board of Directors, we are extremely grateful to Tim for his outstanding leadership. Tim was instrumental in guiding the Company through its successful transition as an independent public company and during his tenure improved operations at both brands, refined our marketing strategies and set the stage for ongoing growth." *Jack Smith, Director of Fiesta, former Chairman of the Board. August 25, 2016*

Source: Earnings transcripts.

Real Economic Consequences

Bad corporate oversight & governance caused gross underperformance



Conflicted Board Members

Failed Board Oversight

Failed Strategy / Capital Allocation

Stock Price Down 37% Over 3 years[1]
Massive Store Closures

(1) Calculated as of May 19, 2017.

CHANGE IS URGENTLY NEEDED

After years of executing the wrong strategic plan, the Board has repeatedly failed to produce shareholder value



SOLUTION

**VOTE THE GOLD CARD
ELECT JOHN MORLOCK AND JAMES PAPPAS**

We have nominated director candidates who are highly qualified and offer a better plan for the future of Fiesta.

There is substantial opportunity to create value for the benefit of ALL Fiesta shareholders by improved management accountability, capital allocation and corporate governance among other items.

ILLUSTRATIVE 2021 OPPORTUNITY

It is time for change and a financial plan – shareholders deserve representatives with a clear sense of accountability to serve as stewards of their capital

Illustrative Plan

2021E	Taco Cabana	Pollo Tropical	Consolidated
Revenues	377,937	420,006	797,943
Restaurant Level EBITDA before Ads	88,447	117,560	206,007
Franchise Fees	6,311	4,600	10,911
Ads	10,000	10,000	20,000
G&A	20,157	25,462	45,619
Adjusted EBITDA	64,601	86,698	151,299
EV / Adjusted EBITDA	8.0x	9.0x	8.6x
Enterprise Value	516,809	780,286	1,297,094
Debt	-	-	71,423
Cash	-	-	175,168
Equity Value	-	-	1,400,839
Stock Value	**-**	**-**	**$52.24**
Assumptions			
Company Stores	186	167	353
Franchise Stores	51	57	108
Average Unit Volume	2,025	2,556	-
Restaurant Level Margin	23.8%	28.3%	25.8%
AUV CAGR from 2016	1.3%	1.7%	-

▶ <u>Simple revenue and cost focus can drive top line, margin and multiple expansion.</u>

ELECT JCP'S NOMINEES

JCP's nominees will drive positive change

- Effectively Oversee Capital Allocation

- Focus on Achieving a <u>Precise</u> Plan to Increase EBITDA

- Focus on the Customer

- Focus on Atmosphere

- Focus on Great Food

Alignment with Shareholders

DRIVE POSITIVE CHANGE

Vote for Change. Vote for John Morlock and James Pappas

JOHN MORLOCK (61)

- **Chief Operating Officer** for Sbarro since May 2016
- **Chief Operating Office** of Potbelly (Nasdaq: PBPB) for 13 years
- **President** of Clubhouse International - an owner of themed restaurants, 1998-2001
- **Former Senior Vice President** of Boston Chicken



JAMES PAPPAS (36)

- **Managing Member** JCP Investment Management
- **Director** at US Geothermal, since September 2016
- **Director** at Tandy Leather Factory, since June 2016
- **Director** at Jamba Juice, since 2015
- **Director** at The Pantry, 2014 – 2015
- **Chairman of the Board** at Morgan's Foods, 2013 – 2014
- **Investment Banker** at Goldman Sachs
- **Investment Banker** at Bank of America / Merrill Lynch



2. Troubling History of Abysmal Corporate Governance Under Jefferies Affiliates Watch

PROBLEM NO. 2

Jefferies Maintains Outsized Influence Over the Board

Why is 1/3 of the Board affiliated with Jefferies after it sold and distributed all of its shares?

Up for re-election this year

Brian Friedman	**Chairman of Jefferies LLC, President of Jefferies Capital Partners LLC, President and director of Leucadia**
Barry Alperin	**Director of Jefferies Group LLC**

Nicholas Daraviras	**Managing Director of Leucadia, former Managing Director of Jefferies Capital Partners; 2018 re-election**

Jefferies has been issuing research reports on FRGI since 2013

JCP'S NOMINEES HAVE NO SUCH CONFLICTS OF INTERESTS

Stock Down more than 37% over 3 Years(1)

(1) Calculated as of May 19, 2017.

Shareholders Lost Faith in 2014

Shareholders vote against the incumbent nominee

1. Jefferies Conflicts of Interests
2. 2014 Annual Meeting shows significant votes withheld
3. Member of Board that oversaw tremendous value destruction at Fiesta

2014 Annual Meeting

Name	For	Withheld	Broker Non-Vote
Barry J. Alperin, affiliated with Jefferies	22,331,079	283,629	2,559,048
Stephen P. Elker	22,551,368	63,340	2,559,048
Brian P. Friedman, affiliated with Jefferies	14,225,367	8,389,341	2,559,048



37.1% of Votes <u>OPPOSED</u>

Potential Conflicts of Interests

Jefferies affiliate directors – BRIAN FRIEDMAN AND BARRY ALPERIN appear to have represented Jefferies and its parent, Leucadia, in opportunistically buying and selling Fiesta stock

August 2011, Senior Notes
Jefferies Lead Manager

March 2013, Equity Offering
Jefferies Lead Manager

May 2013: Jefferies Starts Research Coverage of FRGI

Nov. 2013, Equity Offering
Jefferies Lead Manager

May 2017: Jefferies Ends Research Coverage of FRGI

May 2012
Spin off occurs at $12.50; Jefferies receives ~28% of the Company



September 2013
Jefferies sells last of its shares at approx. ~$35.50



2014 – 2016
The Company spends $194 million on new store development, nearly 3x the amount in the prior 3 years; CEO exits, Taco Cabana President exits



Beginning of 2017
- 3 years, 37% decline in stock price
- Massive Store Closures

March 2017 – Leucadia purchases 3.7% of Fiesta at ~$20.50 a share.

Jefferies Directors Do Not Appear Independent

Members of the Board Didn't Personally Buy Stock. Instead, Leucadia purchased stock days after reporting weak earnings.

In 2014, Brian Friedman was considered an "Affiliated Outsider" by ISS. We have ongoing concerns about his independence

Leucadia purchases stock day after earnings

Why didn't Brian, Nicholas and Barry (Jefferies Affiliates) personally purchase shares? No director has ever made purchases except Paul Twohig



Source: Bloomberg.

Jefferies Directors Do Not Appear Independent

Jefferies has made money off of Fiesta shareholders

August 2011: Jefferies was the Lead Manager of the $200 million 144a Senior Unsecured Notes

- "Permitted Holders" provision only allowed Jefferies Capital Partners and selected insiders and others to own the bonds.

Jefferies was one of the **largest owners** of the 8.875% Unsecured Notes

November 2013: Jefferies was the "left lead manager" of the offering of shares, along with Raymond James and Wells Fargo. Underwriting fees on this transaction: **$5.6 million for all underwriters**

Use of Proceeds: **Pay off Unsecured 8.875% Unsecured Notes**

We Bring Independent Directors

How are Brian Friedman and Barry Alperin considered completely independent directors given their relationship to Jefferies?

✗   Shareholders deserve truly <u>INDEPENDENT</u> directors

✗   In the last 5 years Jefferies has received underwriting fees from Fiesta. Jefferies received a portion of the below.

November 2013 Equity Offering

	PER SHARE		TOTAL	
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$ 46.00	$ 46.00	$124,200,000	$142,830,000
Underwriting discounts and commissions paid by us	$ 1.84	$ 1.84	$ 4,968,000	$ 5,664,138
Proceeds to us, before expenses	$ 44.16	$ 44.16	$119,232,000	$135,939,318
Underwriting discounts and commissions paid by the selling stockholders		$ 1.84		$ 49,062
Proceeds to the selling stockholders, before expenses		$ 44.16		$ 1,177,482

Proceeds used to pay down the notes Jefferies issued

Source: SEC Filings.

3. Failed Strategy – Another New Plan?

CAN WE GET A "RE-DO"?

- It is our belief that the Company's "Renewal Plan" amounts to a request for a "do over" of the previous plan designed by the same directors we seek to replace

- The "Renewal Plan" largely consists of repairing the damage done from the directors we are seeking to replace, Mr. Alperin and Mr. Friedman.

- We remain very skeptical of the commitment of two NYC based investment bankers to be hands on

- The Company's "Renewal Plan" offers very little in terms of specific targets. We believe shareholders deserve specific metrics to hold the Board and management accountable.

- **We question the ability of the current Board to oversee the "new plan"**

CEO Offers Damaging Assessment of Board and Prior Management

Board Was Not Monitoring the Prior Management :   **WE WILL BRING OVERSIGHT**

"Investments in **core markets have suffered** over the past few years as a result of the expansion of Pollo Tropical into other markets. Therefore, it is imperative that we **revitalize** both our brands in their core markets first with the goal of establishing our brands as best-in-class within our segment and providing the best quality and value to our loyal guests." *Rich Stockinger, Q1 2017 (emphasis added)*

Board Was Not Monitoring the Prior Management:

"We will **revamp** marketing, advertising and social media programs including resuming Spanish television and outdoor billboards in core markets to complement the balance of our advertising initiatives going forward." *Rich Stockinger, Q1 2017 (emphasis added)*

Board Was Not Monitoring the Prior Management:

"We will train all team members to consistently meet new and improved quality standards. These include **improved food quality**, kitchen procedures, and **enhanced front-of-the-house hospitality and service systems**." *Rich Stockinger, Q1 2017 (emphasis added)*

4. Fiesta: The Opportunity to Unlock Value

MARGIN EXPANSION OPPORTUNITIES

CORPORATE G&A
- G&A costs are trending higher and are excessive compared to peers, exhibiting poor execution
- Inability to create synergies across 2 concepts offers low-hanging fruit

COST OF SALES
- Poor execution has potentially led to poor food quality leading to excessive food waste

RESTAURANT WAGES AND RELATED EXPENSES
- Potentially incorrect menu items, inefficient use of technology solutions and improper internal prep work could have bloated wage expenses

OTHER RESTAURANT OPERATING EXPENSES
- Restaurant operating expenses have risen at both brands
- Out of control operating expenses at the store level and lack of execution needs to be addressed
- Poor real estate decisions have resulted in high rent expenses

ADVERTISING EXPENSES
- Advertising budget is oversized and ineffective – neither tactical nor ROI focused
- Marketing efforts are focused on high cost traditional tactics such as TV and Print
- Advertising savings will ramp over time as the mix shifts away from ineffective methods to more traffic correlated digital programs

INCREASE ANNUAL EBITDA BY $30 MM

We have identified $30 million in cost savings opportunities at both the store and corporate level

We believe getting improved food quality and strong customer satisfaction by spending on Cost of Sales is necessary to a great turnaround plan. As such, our improvements in kitchen practices and sourcing will be reinvested in actual ingredients to be margin neutral



BLOATED G&A AND 3 CORPORATE OFFICES

We believe there is more than $10 million in savings at the G&A level

	FRGI			CHUY		
	Revenue ($)	G&A ($)	G&A as a % of Revenue	Revenue ($)	G&A ($)	G&A as a % of Revenue
2011	474,968	37,459	7.9%	130,583	7,478	5.7%
2012	509,726	43,870	8.6%	172,640	9,358	5.4%
2013	551,337	48,521	8.8%	204,361	10,015	4.9%
2014	611,143	49,414	8.1%	245,101	11,693	4.8%
2015	687,392	54,521	7.9%	287,062	16,176	5.6%
2016	711,770	56,084	7.9%	330,613	17,560	5.3%

Source: Fiesta Form 10-K filings. Dollars in thousands.

Source: Chuy's Form 10-K filings. Dollars in thousands.


G&A as a % of Revenue
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
9.1%
7.9%
6.4%
6.2%
5.6%
5.3%
LOCO
FRGI
PNRA
BWLD
TXRH
CHUY

Source: SEC Filings.

INABILITY TO GAIN OPERATING LEVERAGE

We are concerned with the trend in G&A as the Company has not managed to leverage G&A in the last 5 years

- Bojangles (BOJA) has ~300 corporate stores and ~200 franchisees – a similar size in company stores but also an entire franchise base.
  - **Yet, for 2016, BOJA G&A was only $39 million**

Bojangles G&A = $39 million

Fiesta G&A = $56 million

	FRGI		
	Revenue ($)	G&A ($)	G&A as a % of Revenue
2011	474,968	37,459	7.9%
2012	509,726	43,870	8.6%
2013	551,337	48,521	8.8%
2014	611,143	49,414	8.1%
2015	687,392	54,521	7.9%
2016	711,770	56,084	7.9%

Source: Fiesta Form 10-K filings. Dollars in thousands.

Fiesta has been unable to achieve operating leverage

ACHIEVE $10 MILLION IN G&A SAVINGS

- Create the steps and plan to <u>decrease corporate offices from 3 to 1</u>

- Set goals to get to a smaller corporate expense footprint

- Incentive payments should be set up around achieving <u>precise</u> cost goals

- Focus on productivity enhancements with operating expense controls

- Measure the achievement of the $10 million of savings over a quarterly time period

- Analyze how peers like BOJA and CHUY operate at their respective levels

BLOATED ADVERTISING

We believe there is more than $5 million in savings from a generally lower level of advertising

- Fiesta advertising is less effective than believed and the Company could do quite well without it – as seen through peers TXRH's and CHUY's regional focus and lower advertising spend

- We recommend testing 20 stores without advertising to assess the impact

Fiesta has spent $68 million in Advertising from 2014 – 2016…



Average Unit Volumes have either been stagnant or decreased

	FRGI		
			Advertising
	Revenue ($)	Advertising $	as a % of
2011	474,968	16,082	3.4%
2012	509,726	16,791	3.3%
2013	551,337	17,138	3.1%
2014	611,143	19,493	3.2%
2015	687,392	21,617	3.1%
2016	711,770	26,800	3.8%

Source: Fiesta Form 10-K filings. Dollars in thousands.



SOLUTION

ACHIEVE $5 MILLION IN AD SAVINGS

	2016 Advertising
• Chuy's Restaurants has 80 stores across 16 States with $330 million of Revenue and is based out of Austin, Texas	**$2.4 million**
• Bojangles has 309 company owned stores ($505 million Revenue) and 207 franchises ($26 million Revenue) across the Southeastern US	**Less than $10 million**
• El Pollo Loco has 204 company owned and 263 franchised restaurants	**$14.7 million**
• We believe there are substantial additional outlets today vs. in prior years to use to drive great advertising	**FRGI = $26.8 million**

Source: SEC Filings.

RESTAURANT WAGE EXPENSE INCREASING

Restaurant Wages and Related Expenses are far off trend at both Pollo Tropical and Taco Cabana

Excuse: Wages have been going up.

Reality: A good restaurant operator that closely monitors real-time data can manage headcount to offset weakness in industry trends.





Source: SEC Filings.

ACHIEVE $7.5 MILLION WAGE SAVINGS

- **Turnover**: There has been significant turnover at the executive level. Typically, this leads to significant turnover at the store level – focus on keeping the best

- **Training**: Empowering your cooks and counter people to be efficient starts with proper training
  - Good training makes employees feel valued. In a restaurant setting where there are many routine tasks, it can also you save time and money.

- **Schedules and Overtime**: Manage overtime in a way which rewards employees for incremental work
  - According to the National Restaurant Association's (NRA) 2016 "Mapping the Technology Landscape" research, about 1/3 of restaurants currently use digital scheduling tools, like Bizimply, Deputy, HotSchedules, SwipeClock, TSheets, uAttend, When I Work and 7Shifts.

- **Production Management**: Are there outsourcing opportunities to increase food quality and decrease costs

2014 – 2015 Restaurant Wage Expense = 25.5%

(2014 – 2015 PT 22.2%, 2014 – 2015 TC 28.9%)

Fiesta's Renewal Plan should focus on getting back to 2014 – 2015 margin levels, at a minimum

POLLO TROPICAL OPERATING EXPENSES ARE INCREASING…

The Board should have been more focused on operations and management strategy. We believe there are millions of savings at the opex level

Pollo Tropical Operating Expense Trends are Troubling

- The significant increase in per store rents, with better locations, should have given the company higher Average Unit Volume. There has been a decline in AUV.
- Other Operating Expenses have consistently increased, even as the store base has increased – not producing operating leverage





Source: SEC Filings.

…AND TACO CABANA IS JUST AS BAD

We believe there are significant savings opportunities at the opex level

Taco Cabana Operating Expense Trends are Bad

–   Other Operating Expenses have increased significantly over the last several years – **which doesn't make sense given the store growth**

–   What's really concerning, is the increasing rent per store the company has been incurring.





Source: SEC Filings.

ACHIEVE $7.5 MILLION IN OPEX SAVINGS

- El Pollo Loco operates at 11.7% of operating expenses on sales
- Pollo Tropical operates at 13.6% of operating expenses on sales

El Pollo Loco		
	2016	
Revenues	355,468	
Occupancy and other operating expenses	78,263	22.0%
Advertising	(14,700)	-4.1%
Occupancy Costs	(22,089)	-6.2%
Other Operating Cost	41,474	11.7%

Note: Occupancy and other operating expenses also consist of Advertising and Occupancy Costs.

▶ 2% = ~$7 million opportunity TODAY

With a nearly 2% difference, we feel there is great opportunity to increase productivity

Source: SEC Filings.

FRANCHISE OPPORTUNITY

- Focus on creating a Taco Cabana and Pollo Tropical model that has a Sales to Investment Ratio of at least 1.5x and margins north of 17.5% at the restaurant level
- On an unleveraged basis this would produce +20% returns to the Franchisee – and many companies of similar size and larger than Fiesta have grown their store base at high rates over the last several years

Franchise Store Growth

	2012	2016	Change in Stores	%
LOCO	229	259	30	13%
PNRA	843	1,134	291	35%
BWLD	510	602	92	18%
PLKI	2,059	2,633	574	28%
TXRH	72	86	14	19%
RRGB	133	86	-47	-35%
NDLS	51	75	24	47%
FRGI	43	42	-1	-2%
			Average	18%
			Median	19%

Source: SEC Filings

Unlocking Margin – Execution

CATEGORY		GOAL
COST OF SALES	• Poor execution has led to excessive food waste and high food costs without improving the experience • Food cost synergies have not been fully realized across concepts	Margins Remain Stable
RESTAURANT WAGES & RELATED EXPENSES	• Incorrect menu items, inefficient use of technology solutions and too much internal prep work	Get back to 2014 and 2015 Margins
RESTAURANT RENT EXPENSE	• Believe restaurant rent expense should either remain the same or conservatively increase with any growth • Poor picks in real estate is costing the Company heavily on rent	Consistent Rent Margins
OTHER RESTAURANT OPERATING EXPENSES	• Restaurant operating expenses have risen at both brands • Out of control operating expenses at the store level and lack of execution has been an issue	Achieve LOCO Opex Margins for Pollo Tropical; Achieve 2015 Taco Cabana margins

	12/31/2016		12/31/2021E	
(fiscal year ended)	**Taco Cabana**	**Pollo Tropical**	**Taco Cabana**	**Pollo Tropical**
Cost of sales	28.5%	31.7%	28.5%	31.7%
Restaurant Wages and Related Expenses	29.5%	23.5%	29.0%	22.5%
Restaurant rent expense	5.7%	5.0%	5.7%	5.0%
Other Restaurant Operating Expenses	13.7%	13.6%	13.0%	12.5%
Store Level Restaurant Margins	**22.7%**	**26.3%**	**23.8%**	**28.3%**
Store Level Margin Change	-	-	1.1%	2.0%
G&A % of Revenue	6.9%	8.4%	5.5%	6.0%
G&A% of Revenue Change	-	-	1.4%	2.5%
Advertising % of Revenue	3.9%	3.7%	2.7%	2.4%
Advertising % of Revenue Change	-	-	1.1%	1.3%
Total Margin	11.8%	14.2%	15.5%	20.0%
Total Margin Opportunity	-	-	3.7%	5.8%

Source: SEC Filings.

ILLUSTRATIVE 2021 OPPORTUNITY

It is time for change – shareholders deserve representatives with a clear sense of accountability to serve as stewards of their capital

Illustrative Plan

2021E	Taco Cabana	Pollo Tropical	Consolidated
Revenues	377,937	420,006	797,943
Restaurant Level EBITDA before Ads	88,447	117,560	206,007
Franchise Fees	6,311	4,600	10,911
Ads	10,000	10,000	20,000
G&A	20,157	25,462	45,619
Adjusted EBITDA	64,601	86,698	151,299
EV / Adjusted EBITDA	8.0x	9.0x	8.6x
Enterprise Value	516,809	780,286	1,297,094
Debt	-	-	71,423
Cash	-	-	175,168
Equity Value	-	-	1,400,839
Stock Value	**-**	**-**	**$52.24**
Assumptions			
Company Stores	186	167	353
Franchise Stores	51	57	108
Average Unit Volume	2,025	2,556	-
Restaurant Level Margin	23.8%	28.3%	25.8%
AUV CAGR from 2016	1.3%	1.7%	-

> **Simple revenue and cost focus can drive top line, margin and multiple expansion.**

Incumbent Directors Appear to Lack Precise Targets/Plan

Shareholders must hold Messrs. Alperin and Friedman accountable this June, otherwise we will have no means to replace these directors till 2020

	JAMES PAPPAS (36)	JOHN MORLOCK (61)	BARRY ALPERIN (76)	BRIAN FRIEDMAN (61)
				
	Target/Plan	Target/Plan	Target/Plan	Target/Plan
Revenue	~$800 million	~$800 million	?	?
Adj EBITDA	~$150 million	~$150 million	?	?
Stores and Franchisees	~350 Company Stores ~100 Franchise Stores	~350 Company Stores ~100 Franchise Stores	?	?
G&A	$45 - $46 million	$45 - $46 million	?	?
Disclosure	Focus on EBITDA – Maintenance Capex	Focus on EBITDA – Maintenance Capex	?	?
Stock Price	+$50.00	+$50.00	?	?

We Bring Capital Allocation Discipline

The prior Board was not focused on capital allocation given its failed $70 million Pollo Tropical expansion into Texas

✓ Focus on high return investments by assessing sales to investment ratio and restaurant level margins

✓ Formulate optimal capital structure in light of dividends and share repurchases

✓ Look for options to grow without capital such as franchising and consumer products options

5. Time for Change: JCP Nominees vs. Jefferies Directors We Are Opposing

WHY CHANGE IS WARRANTED

Significant VALUE DESTRUCTION and CHRONIC UNDERPERFORMANCE
At Fiesta and its brands

1. **ABYSMAL TOTAL SHAREHOLDER RETURNS**

   Fiesta's 1, 2 and 3 year Total Shareholder Returns are negative, whereas the Russell 2000 Restaurant Index, the Average of Most Similar Competitors and the 2016 FRGI Proxy Group have performed materially better.

2. **POOR CORPORATE GOVERNANCE / TROUBLING CONFLICTS OF INTEREST**

   Executives and directors affiliated with Jefferies maintain a significant influence over Fiesta's Board with 3 Board seats, despite Jefferies selling its entire position after previously owning 28.3% of Fiesta. The Jefferies affiliates interests do not appear to align with those of the Fiesta shareholders. In addition, the Board structure does not adhere to "best-in-practice" standards, most glaringly the existence of a staggered board.

3. **POOR CAPITAL ALLOCATION**

   With the Board's approval, Fiesta spent more than $70 million with Pollo Tropical entering Texas with a lack of strong diligence and a poor execution plan. In addition, management was not held accountable with regards to Capex, G&A and Advertising, as is evident in the subsequent lack of operating leverage.

4. **WEAK OPERATING PERFORMANCE**

   Pollo Tropical EBITDA margins have been declining since 2011 and new store Average Unit Volumes have been unsatisfactory. The Board lacked a sense of urgency in recognizing these shortcomings. The Taco Cabana brand was ignored while management focused on the ill-fated Pollo Tropical expansion.

5. **LACK OF A STRATEGIC PLAN FOR TACO CABANA WHILE EXPERIECING INCREASING OPERATING EXPENSES**

   The Company's strategic plan for Taco Cabana has been in flux with a potential tax-free distribution of the Taco Cabana business announced in February 2016 only to be quickly reversed six months later. Taco Cabana had anemic store growth from 158 stores in 2011 to 166 stores at the end of 2016. The Board has overseen this plan and should have recognized that a company targeting "20% EPS Growth" should focus on Taco Cabana as well.

6. **BOARD LACKS MANAGEMENT JUDGEMENT AND IS UNENGAGED**

   The Board has generally been unengaged in monitoring Fiesta and even now only offers broad details on a turnaround. JCP nominees will monitor the new CEO and management team and ensure that a precise operating turn-around plan is achieved.

REPLACE DIRECTORS RESPONSIBLE FOR A FAILED STRATEGY AND FAILED OVERSIGHT

	SOLUTION	SOLUTION	PROBLEM	PROBLEM
				
	JAMES PAPPAS (36)	**JOHN MORLOCK (61)**	**BARRY ALPERIN (76)**	**BRIAN FRIEDMAN (61)**
CURRENT / PREVIOUS EXPERIENCE AND AFFILIATIONS	✓ CEO and Founding Member at JCP Investment Management, LLC ✓ Current Director: US Geothermal (HTM), Jamba Juice (JMBA) and Tandy Leather Factory (TLF) ✓ Former Director: The Pantry (PTRY), Morgan's Foods (MRFD), Samex Corporation ✓ Goldman Sachs, Bank of America; Consumer & Retail	✓ Chief Operating Officer for Sbarro since May 2016 ✓ Chief Operating Office of Potbelly (Nasdaq: PBPB) for 13 years ✓ President Clubhouse International an owner of themed restaurants ✓ Senior Vice President of Boston Chicken ✓ Other fast casual restaurants	• Retired since 1995 • Director Jefferies Group • Former Attorney • Former Director: Hasbro, Hain Celestial • Current director: Henry Schein (HSIC)	• Chairman of Jefferies • President of Leucadia • Prior employment includes Furman Selz LLC and Wachtell Lipton • Former director: Carrols • Current director: Leucadia (LUK), HomeFed Corp (HOFD)
FRGI / CARROLS BOARD TENURE	✓ NO JEFFERIES AFFILIATION	✓ NO JEFFERIES AFFILIATION	• ~5 YEARS	• CARROLS + FIESTA BOARD TENURE since 2009 (~8 YEARS)

REPLACE DIRECTORS RESPONSIBLE FOR A FAILED STRATEGY AND FAILED OVERSIGHT

	SOLUTION	SOLUTION	PROBLEM	PROBLEM
				
	JAMES PAPPAS (36)	JOHN MORLOCK (61)	BARRY ALPERIN (76)	BRIAN FRIEDMAN (61)
Oversaw FRGI Value Destruction	✗	✗	✔	✔
Direct shareholder representative	✔	✔	✗	✗
Does NOT represent Jefferies	✔	✔	✗	✗
Personally built Restaurants in or Lives in Texas	✔	✔	✗	✗
No concerns about independence	✔	✔	✗	✗
Focus on Restaurant Companies	✔	✔	✗	✗

JAMES C. PAPPAS



Selected Experience:




- ✓ **Managing Member** JCP Investment Management
- ✓ **Board of Directors** at US Geothermal, 2016 – Present
- ✓ **Board of Directors** at Jamba Juice, 2015 – Present
- ✓ **Board of Directors** at The Pantry, 2014 – 2015
- ✓ **Chairman of the Board** at Morgan's Foods, 2013 – 2014
- ✓ **Investment Banker** at Goldman Sachs
- ✓ **Investment Banker** at Bank of America / Merrill Lynch





Mr. Pappas founded JCP Investment Management in Houston in June 2009 and is the Managing Member and owner of the Firm.

Since January 2015, Mr. Pappas has served as a director of Jamba, Inc., a leading health and wellness brand and the leading retailer of freshly squeezed juice, where he is also a member of each of the Nominating and Corporate Governance Committee and the Audit Committee.

Mr. Pappas also currently serves as a director of US Geothermal, Inc., a leading and profitable geothermal energy company focused on the development, production and sale of electricity from geothermal energy. In addition, Mr. Pappas serves as a director of Tandy Leather Factory, Inc., a specialty retailer and wholesale distributor of leather and leather related products.

Previously, Mr. Pappas served on the Board of Directors of The Pantry, Inc., a leading independently operated convenience store chain in the southeastern United States and one of the largest independently operated convenience store chains in the country, from March 2014 until its acquisition by Alimentation Couche-Tarde in February 2015.

Mr. Pappas has also served as Chairman of the Board of Directors of Morgan's Foods, a then publicly traded company, from January 2013 until May 2014, when the company was acquired by Apex Restaurant Management, Inc. Mr. Pappas joined the Board of Morgan's Foods in February 2012, where he also served as Chairman of the Compensation and Leadership Committee. Mr. Pappas also served as a director of Samex Mining Corp, a junior resource company, in 2013. Mr. Pappas was a Private Investor from 2007 until 2009.

From 2005 until 2007, Mr. Pappas worked for The Goldman Sachs Group, Inc. in their Investment Banking / Leveraged Finance Division. As part of the Goldman Sachs Leveraged Finance Group, Mr. Pappas advised private equity groups and corporations on appropriate leveraged buyout, recapitalization and refinancing alternatives.

Prior to Goldman Sachs, Mr. Pappas worked at Banc of America Securities, the investment banking arm of Bank of America, where he focused on Consumer and Retail Investment Banking, providing advice on a wide range of transactions including mergers and acquisitions, financings, restructurings and buyside engagements.

Mr. Pappas received a BBA in Information Technology, and a Masters in Finance from Texas A&M University.

JCP – Working with Incumbent Board Members

JCP has a history of creating value and working with incumbent directors

Morgan's FOODS, INC.

A distressed operator of 75 restaurants under KFC, Taco Bell, Pizza Hut and A&W brands with significant refi risk

Creating Value

- Implemented changes to operations, franchise agreement and lease structures
- Decreased G&A expense below 6% of revenues through outsourced legal functions and closing satellite offices; restructured KFC Development Agreement for 2013 and 2014
- Refinanced Bank Facility from 9% Fortress Loan to ~6% with Commercial Bank Facility at Huntington Bank with an additional equity raise

Management's perspective

"When activist James Pappas took a 12% interest in Morgan's Foods in 2012, CFO Ken Hignett remembers a sense of unease. 'Activists scare the hell out of you,' was Hignett's thought. Today, he views the activist process at Morgan's, a former publicly held Taco Bell and KFC franchisee, as a positive event for the company and its former shareholders."

"Shortly after disclosing his ownership stake, Pappas met with company officials to discuss the company's business prospects. Hignett said he and other management were impressed and so later they invited Pappas to join the board. Ultimately, Pappas helped the company secure an equity investment of $2.1 million from Bandera Partners, a private investment firm. That financing allowed the company to obtain a new bank loan, which it used to pay off an existing high-interest rate loan."

"'Many companies have certain ways of doing things and that's because they've always done it that way. The activist shareholder, if they're good, can look at the entire business and make decisions about value and economic return without looking at how we operate. That's what Pappas did, said Hignett. Here's the lesson for small and mid-size restaurant company owners learned from Morgan's Foods: Find an advisor to pick apart your business, and perhaps one who's outside of your comfort zone."

John Hamburger, "Outlook," Restaurant Finance Monitor 26, no. 8 (2015): 7.

 THE PANTRY, INC.

Getting on the Board

Concerned Pantry Shareholders ("CPS" or "we"), a group led by JCP Investment Management, LLC and Lone Star Value Management, LLC, together a significant shareholder of The Pantry, Inc. ("Pantry" or the "Company") (NASDAQ: PTRY), announced that, based on preliminary results from today's Annual Meeting, the shareholders of Pantry have elected all three of CPS's director nominees, Todd E. Diener, James C. Pappas and Joshua E. Schechter, to Pantry's Board of Directors (the "Board") by a six to one margin for Messrs. Pappas and Diener and a four to one margin for Mr. Schechter. The results are expected to be certified in the coming days. James Pappas of JCP Investment Management and Jeff Eberwein of Lone Star Value Management stated:

… We fully understand the mandate to work with the Board and management to enhance value for the benefit of all shareholders. We have already begun planning with management and the new Board and are excited to work hard to improve the performance and fundamental value of Pantry.

Concerned Pantry Shareholders, "Preliminary Results Indicate Concerned Pantry Shareholders (CPS) Receives Overwhelming Support To Elect All Three Of Its Nominees To Pantry's Board At Today's Annual Meeting," PR Newswire, March 13, 2014.

Creating Value

…the battle came to a formal end. Couche-Tard announced its acquisition of The Pantry for $36.75 per share, or $1.7 billion, of which roughly half is to pay off The Pantry's debt. *The deal—when factoring debt—is the industry's third in a year to exceed $1 billion…*

Lone Star Value Management LLC and JCP Investment Management LLC didn't like the direction of the company. They didn't like that The Pantry's market value paled to other publicly traded convenience chains, like Casey's General Stores or Susser Holding. They didn't like The Pantry's massive debt and sale-leaseback structure on most of its retail portfolio.

Most importantly, they didn't trust the leadership.

Mitch Morrison, "Analysis: When Owl Met Roo--How Two M&A Giants on Divergent Paths Finally Converged in a Blockbuster Deal," CSP DailyNews, December 19, 2014, Online edition, sec. Merger & Acquisitions News.

JOHN MORLOCK



- ✓ **Chief Operating Officer** for Sbarro since May 2016
- ✓ **Chief Operating Officer** of Potbelly (Nasdaq: PBPB) for 13 years
- ✓ **Initial Investor in Boston Chicken at 16 stores**. Started as SVP of Operations, overseeing growth plan. Then become CEO and largest shareholder of the mid-west franchise, which became the largest Franchisee.
- ✓ 30 Years in the restaurant business

Potbelly: Positive SSS Every Year for the Last 6 Years



	2002	2016	
Revenue	~24,000	407,131	17.0x
Adjusted EBITDA	~2,000	48,000	24.0x
Stores	16	411	25.7x

- ✓ **Growth Experience**
- ✓ **Drive Thru Experience**
- ✓ **Grilled Chicken Experience**

John B. Morlock, age 61, has served as the Chief Operating Officer of Sbarro LLC ("Sbarro"), a quick service Italian pizzeria chain, since May 2016. Prior to joining Sbarro, Mr. Morlock served as the Chief Operations Officer of Potbelly Corporation (NASDAQ:PBPB), a publicly traded sandwich chain, from November 2002 to June 2015, and as its Senior Vice President – Operations Growth from June 2015 until April 2016.

From 2001 to 2002, Mr. Morlock served as the Chief Executive Officer of Spin Cycle, Inc., where he led a successful turnaround of a chain of coin laundries.

From 1998 to 2001, Mr. Morlock served as the President of Clubhouse International, Inc., an owner and operator of country club themed restaurants. Prior to that, Mr. Morlock served as the Senior Vice President of Operations of Boston Chicken, Inc. (n/k/a Boston Market Corporation), a fast casual restaurant, from 1992 to 1994, then as a Midwest Franchisee with over 100 stores of Boston Market and Einstein Bros. Bagels until 1997, and finally as Vice President of Operations – West Coast from 1997 to 1998.

Mr. Morlock's professional experience also includes leadership positions with Blockbuster Entertainment, Inc., a former provider of home movie and video game rental services; Grady's Goodtimes, a casual dining restaurant chain; and S&A Restaurant Corp. (Steak and Ale), a former chain for casual dining restaurants. Mr. Morlock attended the University of Tennessee.



6. Appendix

HISTORICAL FINANCIALS

INCOME STATEMENT	2011	2012	2013	2014	2015	2016
Restaurant sales	473,249	507,351	548,980	608,540	684,584	708,956
Franchise royalty revenues and fees	1,719	2,375	2,357	2,603	2,808	2,814
Total revenues	474,968	509,726	551,337	611,143	687,392	711,770
Cost of sales	152,711	163,514	176,123	192,250	217,328	214,609
Restaurant wages and related expenses	129,083	136,265	143,392	155,140	174,222	185,305
Restaurant rent expense	16,841	21,595	26,849	29,645	33,103	37,493
Other restaurant operating expenses	61,398	63,813	69,021	78,921	87,285	96,457
Advertising expense	16,082	16,791	17,138	19,493	21,617	26,800
Stock Based Compensation	1,690	2,025	2,296	3,426	4,137	-3,283
General and administrative	35,769	41,845	46,225	45,988	50,384	59,367
Depreciation and amortization	19,537	18,278	20,375	23,047	30,575	36,776
Pre-opening costs	750	1,673	2,767	4,061	4,567	5,511
Impairment and other lease charges	2,744	7,039	199	363	2,382	25,644
Other (income) expense	146	-92	-554	-558	-679	-128
Total Operating Expenses	436,751	472,746	503,831	551,776	624,921	684,551
Income from Operations	38,217	36,980	47,506	59,367	62,471	27,219
Interest Expense	24,041	24,424	18,043	2,228	1,889	-2,171
Loss on extinguishment of debt	0	0	16,411	0	0	0
Income before income taxes	14,176	12,556	13,052	57,139	60,582	25,048
Provision for income taxes	4,635	4,289	3,795	20,963	22,046	8,336
Net Income	9,541	8,267	9,257	36,176	38,536	16,712
Basic Weighted Average Shares Oust.	23,162	22,890	23,271	26,294	26,515	26,682
Restaurant Level EBITDA	97,152	105,384	116,459	133,162	151,185	148,434
Margin	*20.5%*	*20.8%*	*21.2%*	*21.9%*	*22.1%*	*20.9%*
Adjusted EBITDA	**62,352**	**64,241**	**69,824**	**85,716**	**99,042**	**92,794**
Margin	*13.1%*	*12.6%*	*12.7%*	*14.0%*	*14.4%*	*13.0%*